                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)
      [X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                       OR

       [ ] TRANSITION EPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _______________

Commission File Number 1-9733

                     _____________________________________




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        CASH AMERICA INTERNATIONAL, INC.
                     EMPLOYEE MONTHLY STOCK INVESTMENT PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS  76102

Information Furnished

1. An audited statement of financial condition as of the end of the latest two fiscal years of the Cash America International, Inc. Employee Monthly Stock Investment Plan (the "Plan").

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the Plan.

3. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                 CASH AMERICA INTERNATIONAL, INC.



                                 By:       /s/ Hugh A. Simpson
                                          ------------------------------------
                                          Hugh A. Simpson, Vice President,
                                          General Counsel and Secretary



Date:  March 31, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS




Cash America International, Inc. Employee
  Monthly Stock Investment Plan
Fort Worth, Texas


We have audited the accompanying statements of financial condition of Cash America International, Inc. Employee Monthly Stock Investment Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cash America International, Inc. Employee Monthly Stock Investment Plan as of December 31, 1994 and 1993, and its income and changes in plan equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As further discussed in Note 3 of the financial statements, the management of Cash America International, Inc., the Plan's sponsor, suspended the Plan, effective March 31, 1994.





/s/ COOPERS & LYBRAND LLP
Fort Worth, Texas
March 30, 1995

                        CASH AMERICA INTERNATIONAL, INC.
                     EMPLOYEE MONTHLY STOCK INVESTMENT PLAN
                       STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1994 and 1993


                                     ASSETS



                                                                            1994                 1993
                                                                            ----                 ----
Cash America International, Inc. common stock,
   at market value (60,311 shares at a cost of
   $527,735 as of December 31, 1994 and
   77,955 shares at a cost of $680,816 as of
   December 31, 1993)                                                    $595,874             $730,827

Contributions receivable:
   Employer portion                                                                              7,821
   Employee portion                                                                             39,108
                                                                         --------             --------

                                                                         $595,874             $777,756
                                                                         ========             ========



                                                   PLAN EQUITY


Plan equity                                                              $595,874             $777,756
                                                                         ========             ========





                       See notes to financial statements.

                        CASH AMERICA INTERNATIONAL, INC.
                     EMPLOYEE MONTHLY STOCK INVESTMENT PLAN
                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
              for the years ended December 31, 1994, 1993 and 1992




                                                             1994                     1993                 1992
                                                             ----                     ----                 ----
Dividends                                                 $  3,541                 $  3,813             $  2,265

Contributions:
   Employer                                                 15,283                   73,522               66,314
   Employee                                                 76,415                  367,613              331,566

Increase (decrease) in unrealized
   appreciation in market value
   of common stock                                          18,128                  (68,100)              14,776

Distributions to participants                             (295,249)                (306,212)            (113,183)
                                                          --------                 --------             --------

      Net (decrease) increase in
           plan equity                                    (181,882)                  70,636              301,738

Plan equity at beginning of year                           777,756                  707,120              405,382
                                                          --------                 --------             --------

Plan equity at end of year                                $595,874                 $777,756             $707,120
                                                          ========                 ========             ========





                       See notes to financial statements.

                        CASH AMERICA INTERNATIONAL, INC.
                     EMPLOYEE MONTHLY STOCK INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS



1.      Summary of Significant Accounting Policies:

        Common Stock

        Common stock is carried at market value with the difference between cost and market value reflected in the statement of income and changes in plan equity as unrealized appreciation (depreciation) of common stock. The market value is based on the last sales price of the year as reported by the New York Stock Exchange.

        Investment Income

        Dividends are recorded as income on the dividend record date.

        Shares of Common Stock

        All share information has been retroactively adjusted for a 2-for-1 stock split in the form of a 100% stock dividend that was paid on April 22, 1992.


2.      Description of the Plan:

        The Executive Committee of the Board of Directors of Cash America International, Inc. (the Company) approved the adoption of the Employee Monthly Stock Investment Plan (the Plan) effective January 1, 1988. Eligible employees (as defined in the Plan) who have been employed for at least five months by the Company may participate in the Plan. Participation is voluntary.

        Voluntary employee contributions to the Plan are made through monthly payroll deductions up to a maximum of $2,400 per year. The Company contributes amounts equal to 20% of the participant's contribution. Contributions are forwarded to the custodian for the purchase of common stock of the Company.

        Each participant's account is credited with (1) the voluntary employee contribution, (2) the Company's contribution and (3) any dividends or other income earned on the participant's account. Participants are fully vested for all assets in their account.

        Participants may withdraw in whole or in part from the Plan at any time by providing written notice of revocation of their payroll deduction authorization to the Company and receive the shares of Common Stock to which they are then entitled plus cash for any fractional share to which they are entitled. If participants terminate their participation in the Plan entirely (other than by reason of a leave of absence) they shall be ineligible to again become an active Plan participant for a period of six months. No charges or deductions are made upon termination of participants' participation in the Plan or upon the partial withdrawal of their account thereunder.

                        CASH AMERICA INTERNATIONAL, INC.
                     EMPLOYEE MONTHLY STOCK INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



2.      Description of the Plan, continued:

        The Plan is administered by an officer of the Company who is elected by the Board of Directors of the Company.

        All expenses of instituting and maintaining the Plan in effect plus the commissions and other charges payable to the custodian of investments in connection with purchases and safekeeping of shares of common stock of the Company from payroll deductions and employer contributions are paid by the Company.

        The Company and its subsidiaries have reserved the right to change, suspend, or terminate the Plan at any time and to suspend contributions, provided no such change, suspension, or termination shall deprive participants of their right to any amount previously contributed by or for them.


3.      Suspension of the Plan:

        During March 1994, management of the Company, as permitted under the terms of the Plan, suspended the Plan, effective March 31, 1994. Participants have been eligible for withdrawals in whole or in part throughout 1994. Management of the Company currently has no arrangement to distribute the remaining assets of the Plan. Distributions have been and will continue to be made in accordance with the withdrawals from the Plan as described in the Plan prospectus.

        The primary reason for suspension of the Plan was due to an amendment to the Company's 401(k) retirement plan; that plan now offers benefits similar to the Employee Monthly Stock Investment Plan, in that it enables participants to use pretax dollars to invest in a fund that purchases Company Stock.



4.      Unrealized Appreciation of Common Stock:

        During the years ended December 31, 1994, 1993 and 1992, the Plan's investment in the common stock of the Company (including stock bought, sold, and held during the year) appreciated

                        CASH AMERICA INTERNATIONAL, INC.
                     EMPLOYEE MONTHLY STOCK INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



4.      Unrealized Appreciation of Common Stock, continued:

        (depreciated) in value by $18,128, $(68,100) and $14,776, respectively. Changes in the net appreciation in fair value are as follows:

                                 Net Appreciation in Fair Value
                                 ------------------------------

                                                            1994            1993           1992
                                                            ----            ----           ----
Balance at beginning of year                              $50,011        $118,111        $103,335
Appreciation (depreciation) during the year                18,128         (68,100)         14,776
                                                          -------        --------        --------

Balance at end of year                                    $68,139        $ 50,011        $118,111
                                                          =======        ========        ========



 5.     Income Tax Status:

        Contributions made to the Plan by the Company on behalf of a participant are taxable as ordinary income to the participant in the year in which the contribution is made. A participant's own contributions to the Plan are not deductible for income tax purposes. Any dividends or other income earned on shares held for a participant under the Plan are taxable as ordinary income to the participant in the year received by the Plan. Distribution to a participant of common stock held for him under the Plan results in no federal income tax consequences to the participant.

        The Plan is not qualified under Section 401(a) of the Internal Revenue Code.

                       CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the three separate registration statements of Cash America International, Inc. on Form S-8, (File No. 33-18150, File No. 33-29658 and File No. 33-36430) of our report dated March 30, 1995, on our audits of the financial statements of Cash America International, Inc. Employee Monthly Stock Investment Plan as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, which reports are included in this Annual Report on Form 11-K.




/s/ COOPERS & LYBRAND LLP
Fort Worth, Texas
March 30, 1995